Exhibit (e)(5)

	Notice of Service of Process	SP158483 Page 1 of 1

615 South DuPont Highway, Dover, Delaware 19901
(302) 734-1450 Toll Free (800) 483-1140
Fax (302) 734-1476 Email: statrep@nationalcorp.com

DATE:	July 30, 2010	SENT VIA:

TO:	Deborah Wright	☑ Email
	BlueLinx Corporation	☑ Federal Express
	4300 Wildwood Parkway	☐ Fascimile Transmission
	Atlanta, GA 30339-8401	☐ Other:
Tracking Number:
RE:	SERVICE OF PROCESS:	798897139142

BLUELINX HOLDINGS INC.

The enclosed Service of Process was received by the statutory agent in:	Georgia
on the date of:	July 29, 2010
received via:	Personal Service

TITLE OF ACTION:	Joseph J. Hindermann vs. BLUELINX HOLDINGS INC., et al.

COURT AND CASE NO:	In the Superior Court of Cobb County, State of Georgia

Case No. 10-1-7435-48
Summons and Complaint

RESPONSE REQUIRED BY:	Within thirty (30) days

NOTE:
Sincerely,
Wayne Rafanelli, Manager — Registered Agent Services
Please sign, date, and return the attached confirmation form using the enclosed addressed envelope.
Please carefully review the document referenced above to confirm all information, including the Response Date, for accuracy. The information noted above is provided based on our review and is not a legal opinion.

IN THE SUPERIOR COURT OF COBB COUNTY STATE OF GEORGIA

Petitioner:	JOSEPH J. HINDERMANN
and		Civil Action File No.: 10-1-7435-48
Respondent:	BLUELINX HOLDINGS INC., ET AL.

SUMMONS

TO THE ABOVE NAMED DEFENDANT:	BLUELINX HOLDINGS INC.

You are hereby summoned and required to file with the Clerk of said court and serve upon the Plaintiff, whose name and address is:
Joseph J. Hindermann

c/o	James M. Wilson Chitwood Harley Harnes LLP
1230 Peachtree Street N.E., Suite 2300
Atlanta, GA 30309
and answer to the Complaint which is herewith served upon you, within 30 days after service of this Summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the Complaint.
          If a hearing has already been scheduled in this case, you must appear at that scheduled hearing, regardless of whether the 30 days for filing an answer has elapsed.
This 27th day of July , 2010.

JAY C. STEPHENSON,

Clerk of Superior Court

By

Clerk
     To Defendant upon whom this Petition is served:
     This copy of Complaint and Summons was served upon you,                                         , 20                    .

IN THE SUPERIOR COURT OF COBB COUNTY
STATE OF GEORGIA

JOSEPH J. HINDERMANN, Individually and On Behalf Of All Others Similarly Situated,

                                          Plaintiff,

                     vs.

BLUELINX HOLDINGS INC., GEORGE R. JUDD, HOWARD S. COHEN, ROBERT D. WARDEN, M. RICHARD WARNER, STEVEN F. MAYER, MARK A. SUWYN, RICHARD S. GRANT, RICHARD B. MARCHESE, CHARLES H. McELREA, ALAN H. SCHUMACHER, and CERBERUS ABP INVESTOR LLC,

                                                          Defendants.
Civil Action No. 10-1-7435-48
CLASS ACTION COMPLAINT
     Plaintiff Joseph J. Hindermann, by his undersigned attorneys, allege upon knowledge as to his own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, reviewing Securities and Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and/or other materials, as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by Plaintiff on behalf of himself and the public shareholders of BlueLinx Holdings Inc. (“Bluelinx” or the “Company”) against Bluelinx, certain of its officers and directors, and Cerberus APB Investor LLC, an affiliate of Cerberus Capital Management L.P. (collectively “Cerberus”), who is the majority stockholder of

BlueLinx, arising out of an agreement to take the Company private by acquiring the minority stock held by the public at $3.40 per share (the “Acquisition”). In pursuing the buyout, each of the Defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties owed to BlueLinx and its public shareholders.
     2. Cerberus, who currently owns approximately 18.1 million shares of BlueLinx or 55% of the outstanding stock, is seeking to take BlueLinx private just as the Company is poised to begin realizing the benefits of its corporate restructure and economic turnaround. Cerberus as the majority stockholder owes fiduciary obligations of good faith, due care, loyalty, and candor directly to BlueLinx and its public shareholders.
     3. Under the terms of Cerberus’ buyout proposal, Cerberus will acquire all of BlueLinx’s outstanding shares of common stock for $3.40 per share (the “Acquisition”). BlueLinx has valued this proposed transaction at approximately $49.6 million or a total Company value of $111 million. The consideration offered by the Proposed Transaction is inadequate considering the expected improved financial results of BlueLinx and the construction industry.
     4. The breach of fiduciary duty is manifest. Where, as here, a board of directors decides to sell control of the corporation to its majority shareholder, the board must perform its fiduciary duties in the service of specific objectives; maximizing the sale price of the enterprise and assuring the “entire fairness” of the proposed transaction. The entire fairness of the Proposed Acquisition must be shown by demonstrating both a fair price and a fair process.
     5. With respect to the fairness of the buyout price, a board of directors owes the company’s public shareholders a fiduciary duty to obtain the highest prices possible for the benefit of the stockholders.

     6. The proposed Acquisition caps at $3,40 per share plaintiffs’ and the other public shareholders’ interests in BlueLinx; meanwhile, Cerberus will acquire a successful business with bright prospects for less than its true value.
     7. With respect to the fairness of the process, Defendants’ fiduciary duties of good faith, loyalty, independence, and candor must be demonstrated.
     8. The proposed Acquisition is the product of a flawed process that was designed to ensure the sale of BlueLinx to Cerberus on terms preferential to Cerberus and detrimental to plaintiffs and the other public stockholders of BlueLinx. Plaintiff seeks to enjoin the proposed Acquisition, or alternatively, in the event the proposed Acquisition is consummated, Plaintiff seeks to recover damages caused by the breach of fiduciary duties owed to the Company’s shareholders.
JURISDICTION AND VENUE
     9. This Court has jurisdiction over the cause of action. The amount in controversy well exceeds the jurisdictional minimum.
     10. This Court has jurisdiction over each Defendant named herein because each Defendant is either a corporation that conducts business in and maintains operations in this County, or is a corporation or individual who has sufficient minimum contacts with Georgia so as to render the exercise of jurisdiction by the Georgia courts permissible under traditional notions of fair play and substantial justice.
     11. Venue is proper in this Court because the Defendants’ conduct at issue herein took place and had an effect in this County. Alternatively, venue is proper in this Court because one or more of the Defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the

Defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to BlueLinx’s shareholders occurred in this County, and Defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.
     12. This action challenges the internal affairs or governance of BlueLinx and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).
PARTIES
     13. Plaintiff Joseph J. Hindermann is, and has been at all times relevant hereto, a shareholder of BlueLinx.
     14. Defendant BlueLinx, a Delaware corporation, is headquartered at 4300 Wildwood Parkway, Atlanta, Georgia, 30339. BlueLinx, is a leading distributor of building products in the United States. BlueLinx operates in all of the major metropolitan areas in the United States and, as of January 2, 2010, distributed more than 10,000 products to approximately 11,500 customers through a network of more than 70 warehouses and third-party operated warehouses. As of April 2, 2010, BlueLinx had 32,676,562 shares of common stock outstanding. BlueLinx is a “controlled company” for purposes of the NYSE listing requirements on the basis that Cerberus owns approximately 55% of the outstanding shares of the Company’s common stock.
     15. Defendant George R. Judd (“Judd”) is a director and has served as the Chief Executive Officer since October 2008 and President since May 2004. Prior to that time, Judd worked for Georgia-Pacific in a variety of positions managing both inside and outside sales, national accounts and most recently as Vice President of Sales and Eastern Operations since 2002.

     16. Defendant Howard S. Cohen (“Cohen”) has served as Chairman of the Board since March 2008 and as a member of the Board since September 2007. He is a Senior Advisor to Cerberus. Mr. Cohen served as BlueLinx’s Interim Chief Executive Officer from March 2008 through October 2008 and as Executive Chairman from March 2008 through March 2009. Cohen serves as the Chairman of the Board of Directors of Albertsons LLC and Equable Ascent Financial, LLC, both of which are Cerberus portfolio companies.
     17. Defendant Robert G. Warden (“Warden”) has served as a member of the Board since May 2004. Mr. Warden is a Managing Director of Cerberus, which he joined in February 2003. Prior to joining Cerberus, Mr. Warden was a Vice President at J.H. Whitney from May 2000 to February 2003, a principal at Cornerstone Equity Investors LLC from July 1998 to May 2000 and an associate at Donaldson, Lufkin & Jenrette from July 1995 to July 1998.
     18. Defendant M. Richard Warner (“Warner”) has served as a member of the Board since March 2008. Mr. Warner is a consultant for Cerberus. Warner served as the Interim Chief Financial Officer of Equable Ascent Financial, LLC, a Cerberus portfolio company, from February 2009 until June 2009.
     19. Defendant Mark A. Suwyn (“Suwyn”) has served as a member of the Board since May 2005. Suwyn has served as the Chairman of NewPage Corporation and NewPage Holding Corporation since May 2005. Suwyn has previously served as a senior member of the operations team of Cerberus and as an advisor to Cerberus.

     20. Defendant Steven F. Mayer (“Mayer”) has served as a member of the Board since May 2004. Mayer has been Managing Director of Cerberus California, LLC and predecessor entities since November 2002 and also serves as Co-Head of Private Equity at Cerberus. Prior to joining Cerberus in 2002 and since 2001, Mayer was an Executive Managing Director of Gores Technology Group. Prior to joining Gores, from 1996 to 2001, Mayer was a Managing Director of Libra Capital Partners, L.P. From 1994 until 1996, Mayer was a Managing Director of Aries Capital Group, LLC, a private equity investment firm that he co-founded. From 1992 until 1994, Mayer was a principal with Apollo Advisors, L.P. and Lion Advisors, L.P., affiliated private investment firms. Prior to that time, Mayer was an attorney with Sullivan & Cromwell.
     21. Defendant Charles H. McElrea (“McElrea”) served as BlueLinx Chief Executive Officer from May 2004 until his retirement from that position in October 2005, and has served as a member of the Board since May 2004. Prior to that time, McElrea worked at Georgia-Pacific for 26 years, most recently as President of the Distribution Division for four years and as Vice President of Finance, Information Technology and Strategy of Containerboard and Packaging for one year.
     22. Defendant Richard B. Marchese (“Marchese”) has served as a member of the Board since May 2005, Marchese served as Vice President Finance, Chief Financial Officer and Treasurer of Georgia Gulf Corporation since 1989 before retiring at the end of 2003.
     23. Defendant Richard S. Grant (“Grant”) has served as a member of the Board since December 2005. Previously, Mr. Grant served as a director of The BOC Group plc, until his retirement in 2002.

     24. Defendant Alan H. Schumacher (“Schumacher”) has served as a member of the Board since May 2004. Schumacher is a director of Noranda Aluminum Holding Corporation, Equable Ascent Financial, LLC, North American Bus Industries, Inc., School Bus Holdings Inc. and Quality Distribution Inc.
     25. Defendant Cerberus, Bluelinx’s original equity sponsor and majority stockholder, retains consultants that specialize in operations management and support and who provide consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. Similarly, BlueLinx has normal service, purchase and sales arrangements with other entities that are owned or controlled by Cerberus.
     26. The Defendants named above in ¶¶ 15-24 are sometimes collectively referred to herein as the “Individual Defendants.”
     27. Because of their positions as officers and/or directors of BlueLinx, the Individual Defendants owe fiduciary duties of loyalty, good faith, fair dealing, candor and due care to the Plaintiffs and the other members of the Class.
THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS
     28. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits themselves from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     29. In accordance with their duties of loyalty and good faith, the Defendants, as directors and/or officers of BlueLinx, are obligated under applicable law to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     30. Defendants are also obliged to honor their duty of candor to BLueLinx’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote or tender their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote or tender their shares.

     31. Defendant Cerberus, by virtue of being BlueLinx’s controlling shareholder, owes these same fiduciary duties to BlueLinx’s shareholders.
     32. Plaintiff alleges herein that Defendants, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of BlueLinx. Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their BlueLinx common stock in the proposed Acquisition.
     33. Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, candor and independence in connection with the proposed Acquisition, the burden of proving the inherent or entire fairness of the proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.
CLASS REPRESENTATION ALLEGATIONS
     34. Plaintiff brings this action on his own behalf and as a class action pursuant to the Georgia Civil Practice Act, O.C.G.A. § 9-11-23, on behalf of all holders of BlueLinx stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.
     35. This action is properly maintainable as a class action.
          (a) The Class is so numerous that joinder of all members is impracticable. As of April 2, 2010, there were approximately 32.6 million shares of BlueLinx common stock outstanding. As defendants and their stockholdings (approximately 55%) are excluded from the class, there are approximately 14.7 million shares of stock held by members in the Class.
          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
(i)	whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Acquisition;

(ii)	whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing;

(iii)	whether the proposed Acquisition compensation payable to Plaintiff and the Class is unfair and inadequate;

(iv)	whether Cerberus and the Individual Defendants are engaging in self-dealing in connection with the proposed Acquisition;

(v)	whether the Individual Defendants are unjustly enriching themselves and/or other insiders and/or affiliates of BlueLinx;

(vi)	whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(vii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated; and

(viii)	whether Cerberus is aiding and abetting the Individual Defendants’ breach of fiduciary duties.
     36. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     37. Plaintiff is an adequate representatives of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
     38. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     39. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     40. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     41. BlueLinx was created on March 8, 2004 as a Georgia corporation named ABP Distribution Holdings Inc. (“ABP”). ABP was owned by Cerberus and members of BlueLinx’s management team. Prior to May 7, 2004, certain of BlueLinx’s assets were owned by the distribution division (the “Division”) of Georgia-Pacific Corporation (“G-P”). The Division commenced operations in 1954 with 13 warehouses primarily used as an outlet for Georgia-Pacific’s plywood. On May 7, 2004, Georgia-Pacific sold the assets of the Division to ABP. ABP subsequently merged into BlueLinx Holdings Inc. On December 17, 2004, BlueLinx consummated an initial public offering of common stock.
     42. On July 22, 2010, defendants announced that Cerberus would take BlueLinx private by paying $3.40 per share for each publicly traded share that Cerberus did not already own in a transaction valued at $49.6 million. The proposed acquisition values BlueLinx at a total value of $111 million.
     43. Cerberus’ proposed acquisition price of $3.40 is substantially below BlueLinx’s $5.95 per share trading price on April 26, 2010 and less than BlueLinx’s 52 week high of $6.32 per share. As of July 27, 2010, BlueLinx stock is trading at $3.67, which is higher than the proposed Acquisition price.
     44. The consideration to be paid to Plaintiff and the Class in the proposed transaction is unfair and grossly inadequate because, among other things, the intrinsic value of BlueLinx is materially in excess of the amount offered in the proposed transaction giving due consideration to the Company’s operating results, net asset value, and cash flow profitability.
     45. The proposed transaction will deny Plaintiff and the class members their right to share equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability as evident by the Company’s earnings reports.
SELF-DEALING
     46. By reason of their positions with BlueLinx and control over the Company,

Cerberus is in possession of non-public information concerning the financial condition and prospects of BlueLinx, and especially the true value and expected increased future value of BlueLinx and its assets, which defendants have not disclosed to BlueLinx’s public stockholders. Moreover, despite their duty to maximize shareholder value, Cerberus and some of the Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of BlueLinx’s public shareholders. Such a transaction demands the highest level of disclosure and due care as it is inherently unfair and impermissible.
     47. The proposed sale is wrongful, unfair and harmful to BlueLinx’s public stockholders, and represents an effort by Cerberus and other Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The proposed Acquisition is an attempt to deny Plaintiff and the other members of the Class their rights while usurping the same for the benefit of the minority shareholders on terms unfair to them.
     48. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:
.	Act independently so that the interests of BlueLinx’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

.	Adequately ensure that no conflicts of interest exist between Defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of BlueLinx’s public stockholders.
     49. As a result of the Defendants’ actions, Plaintiff and the Class will suffer irreparable injury in that, as a result of an unfair process, they will not receive a fair price for their common stock or be permitted to vote their shares pursuant to the proposed Acquisition without full disclosure as to material conflicts of interests between Company executives and Cerberus.
     50. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of BlueLinx’s valuable assets and businesses, all to the irreparable harm of the Class.
     51. Plaintiff and the other members of the Class have no adequate remedy at law.
CAUSES OF ACTION
Count I: Claim for Breach of Fiduciary Duties
Against Cerberus and the Individual Defendants
     52. Plaintiff repeats and realleges each allegation set forth herein.
     53. Cerberus, as the controlling shareholder, owes the public minority shareholders a fiduciary duty.
     54. Cerberus and the Individual Defendants have violated fiduciary duties of care, loyalty, and independence to the public shareholders of BlueLinx and have acted to put their personal interests ahead of the interests of BlueLinx’s shareholders.
     55. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.
     56. Cerberus and the Individual Defendants have violated their fiduciary duties by seeking to sell the Company, without regard to the fairness of the transaction to BlueLinx’s shareholders. Defendant BlueLinx directly breached and/or aided and abetted the other Defendants’ breaches of fiduciary duties owed to Plaintiffs and the other holders of BlueLinx stock.

     57. As demonstrated by the allegations above, Cerberus and the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of BlueLinx because, among other reasons:
          (a) they failed to properly value BlueLinx; and
          (b) they did not ensure a fair process and otherwise ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition.
     58. Because Cerberus and the Individual Defendants dominate and control the business and corporate affairs of BlueLinx, and are in possession of private corporate information concerning BlueLinx’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of BlueLinx which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.
     59. By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     60. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury as a result of Defendants’ self dealing, most notably:
          (a) Plaintiff and the Class have been and will be damaged in that they will not receive a fair proportion of the value of BlueLinx’s assets and business and will be prevented from benefiting from a value-maximizing transaction; and

          (b) Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein in that their right to make a fair and fully-informed vote concerning the transaction has been compromised by Defendants.
     61. Cerberus and the Individual Defendants have clear and material conflicts of interests in their attempt to acquire the Company for a financially unfair price. Cerberus and the Individual Defendants are acting to better their own, personal interests at the expense of the Company’s public shareholders. Cerberus and the Individual Defendants are engaging in self-dealing and not acting in good faith toward Plaintiff and the other members of the Class. Defendants thus have breached and are breaching their fiduciary duties to Plaintiff and the Class.
     62. In approving the proposed transaction on behalf of the Company, the Individual Defendants have failed to take steps to protect the interest of the Company’s minority shareholders, including the utilization of procedural safeguards such as providing for approval of the proposed transaction by a majority of the Company’s minority shareholders.
     63. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of BlueLinx’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.
     64. Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties owed to the members of the Class.
     65. Unless the proposed Acquisition is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to BlueLinx’s minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.
     66. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
Count II: Aiding and Abetting
The Individual Defendants’ Breaches of Fiduciary Duty
Against Cerberus
     67. Plaintiff repeats and realleges each allegation set forth herein.
     68. Cerberus is sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of BlueLinx.
     69. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the BlueLinx shareholders by failing to:
          (a) fully inform themselves of the market value of BlueLinx before entering into the Agreement;
          (b) act in the best interests of the public shareholders of BlueLinx common stock;
          (c) maximize shareholder value;
          (d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the proposed Acquisition; and

          (e) act in accordance with their fundamental duties of good faith, due care and loyalty.
     70. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Cerberus, which, therefore, aided and abetted such breaches via entering into the Proposed Acquisition.
     71. Cerberus had knowledge that it was aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the BlueLinx’s shareholders because, inter alia, Cerberus controlled BlueLinx through its majority stock ownership.
     72. Cerberus rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the BlueLinx shareholders.
     73. As a result of Cerberus’ conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     74. As a result of the unlawful actions of Cerberus, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for BlueLinx’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Cerberus are enjoined by the Court, Cerberus will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.
     75. Plaintiff and the other members of the Class have no adequate remedy at law. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Cerberus. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
DEMAND FOR JURY TRIAL
     76. Plaintiff hereby demands a trial by jury on all issues so triable.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a class action and certifying Plaintiffs as class representatives;
     B. Declaring and decreeing that the proposed transaction was entered into in breach of the fiduciary duties of the Defendants and is therefore unlawful and unenforceable;
     C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;
     D. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing and consummating the proposed Acquisition, unless and until the Company adopts and implements a procedure or process to i) obtain the highest possible value for shareholders, and ii) provide all material disclosures to shareholders with which they are able to make informed decisions about whether to vote in favor of the proposed Acquisition;
     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of BlueLinx’s shareholders;
     F. Imposing a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
     G. Rescinding, to the extent already implemented, the transaction or any of the terms thereof or alternatively awarding rescissory damages to Plaintiff and the Class;
     H. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     I. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: July 27, 2010	CHITWOOD HARLEY HARNES LLP

By:
Martin D. Chitwood (Georgia Bar No. 124950)
James M. Wilson (Georgia Bar No. 768445)
Krissi T. Gore (Georgia Bar No. 687020)
2300 Promenade II
1230 Peachtree Street, NE
Atlanta, GA 30309
Telephone: (404) 873-3900
Facsimile: (404) 876-4476

HARWOOD FEFFER LLP
Matthew M. Houston
488 Madison Avenue, 8th Floor
New York, New York 10022
Telephone: (212) 935-7400
Telecopier: (212) 756-3630

GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy
Michael Goldberg
1801 Avenue of the Stars
Los Angeles, CA 90006
Telephone: (310) 201-9160

Plaintiffs’ Counsel

CHITWOOD HARLEY HARNES LLP
2300 PROMENADE II
1230 PEACHTREE ST, NE
ATLANTA, GA 30309
Bluelinx Holdings Inc.
c/o National Corporate Research, Ltd
3675 Crestwood Parkway
Suite 350
Duluth, GA 30096

From: Origin ID: MGEA (800) 277-9977
Service Department
PARANET CORPORATION SERVICES
3675 Crestwood Parkway
Suite 350
Duluth, GA 30096

FedEx Express

E

Ship Date: 29JUL10
ActWgt: 1.0 LB
CAD: 1210613/INET3060

Delivery Address Bar Code

SHIP TO: (302) 734-1450 BILL RECIPIENT

Wayne: SOP Dept.
National Corporate Research
615 S. DUPONT HWY.

DOVER, DE 19901

Ref # SOP- Bluelinx Holdings
Invoice #
PO #
Dept #

TRK# 0201 7988 9555 4324

FRI - 30 JUL A5
STANDARD OVERNIGHT

19901
DE-US
PHL

XB DOVA

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